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DOWNLAND LLC
Financial Statements
As of December 31, 2023 and 2022 and For the Year Ended December 31, 2023 and For the
Period from Inception (January 24, 2022) through December 31, 2022

Together with Independent Auditors' Report



Independent Auditors' Report

To the Member of Downland LLC

Opinion

We have audited the accompanying financial statements of Downland LLC (the Company), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, member's equity (deficit) and cash flows for the year end December 31, 2023 and the period from inception (January 24, 2022) through December 31, 2022, and the related notes to financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the year end December 31, 2023 and the period from inception (January 24, 2022) through December 31, 2022, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has no guarantee of future income or the ability to pay off existing debt or pay future expenses. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

36 S. State St., Suite 600, Salt Lake City, UT 84111-1400

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits, significant audit findings, and certain internal control related matters that we identified during the audit.

Tanner LLC

February 27, 2024

Balance Sheets

		As of December 31,		
		2023		**2022**
Assets				
Current assets:				
Cash	$	370	$	13,974
Property and equipment		1,000		-
Intangibles		43,353		8,119
Other assets		450		450
Total assets	$	45,173	$	22,543
Liabilities and Member's Equity (Deficit)				
Current liabilities:				
Accrued expenses and accounts payable	$	24,242	$	10,809
Current portion of long-term debt, net of issuance costs		1,802		1,403
Total current liabilities		26,044		12,212
Long-term debt, net of current portion and issuance costs		16,957		18,759
Total liabilities		43,001		30,971
Total member's equity (deficit)		2,172		(8,428)
Total liabilities and member's equity (deficit)	$	45,173	$	22,543

Statements of Operations

	For the Year Ended December 31, 2023 and the Period From Inception (January 24, 2022) through December 31, 2022			
	2023		**2022**	
Revenue	$	46,855	$	932
Operating expenses:				
General and administrative		29,294		8,352
Sales and marketing		1,643		1,026
Amortization		1,239		-
Total operating expenses		32,176		9,378
Operating income (loss)		14,679		(8,446)
Other expense:				
Interest expense, net		6,018		1,633
Net income (loss)	$	8,661	$	(10,079)

Statements of Member's Equity (Deficit)

For the Year Ended December 31, 2023 and the Period From Inception (January 24, 2022) through December 31, 2022

Balance as of January 24, 2022 (Inception)	$ -
Member contributions	10,951
Member distributions	(9,300)
Net loss	(10,079)
Balance as of December 31, 2022	(8,428)
Member contributions	10,710
Member distributions	(8,771)
Net income	8,661
Balance as of December 31, 2023	$ 2,172

Statements of Cash Flows

For the Year Ended December 31, 2023 and the Period From Inception (January 24, 2022) through December 31, 2022

	2023	2022
Cash flows from operating activities:		
Net income (loss)	$ 8,661	$ (10,079)
Adjustments to reconcile net income (loss) to net cash provided by		
operating activities:		
Amortization	1,239	-
Amortization of debt issuance costs	636	212
Change in operating assets and liabilities:		
Other assets	-	(450)
Accrued expenses and accounts payable	13,433	10,809
Net cash provided by operating activities	23,969	492
Cash flows from investing activities:		
Purchase of property and equipment	(1,000)	-
Purchase of intangibles	(36,473)	(8,119)
Net cash used in investing activities	(37,473)	(8,119)
Cash flows from financing activities:		
Proceeds from long-term debt	4,800	24,845
Payment on long-term debt	(6,839)	(455)
Member contributions	10,710	10,951
Member distributions	(8,771)	(9,300)
Payment of debt issuance costs	-	(4,440)
Net cash provided by (used in) financing activities	(100)	21,601
Net change in cash	(13,604)	13,974
Cash as of beginning of the period	13,974	-
Cash as of end of the period	$ 370	$ 13,974
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 6,868	$ 1,153

1. Description of Organization and Summary of Significant Accounting Policies

Organization

Downland LLC was formed on January 24, 2022, as a Texas limited liability company. The Company engages in regenerative farming consulting services and seeks to empower customers with the ability to increase their ability to participate in sustainable living practices.

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. To date, the Company has not experienced a loss or lack of access to its invested cash; however, no assurance can be provided that access to the Company's invested cash will not be impacted by adverse conditions in the financial markets.

In the normal course of business, the Company provides credit terms to its customers and generally requires no collateral. A major customer is considered to be one that comprises more than 10% of the Company's accounts receivable or annual net revenues. Concentrations of revenue for the periods ended December 31 consisted of one customer representing 100% of revenue in 2022 and the same customer representing 98% of revenue in 2023. The Company had no accounts receivable as of December 31, 2023 and 2022.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated economic useful lives of the assets or over the related lease terms (if shorter) as follows: Computer equipment – three years.

Expenditures that materially increase values or capacities or extend useful lives of property and equipment are capitalized. Routine maintenance, repairs, and renewal costs are expensed as incurred. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation is removed from the related accounts and any gain or loss is reflected in the statements of operations.

Intangible Assets

Intangible assets with definite lives are amortized over their estimated useful lives, of 3 years, using the straight-line method.

Impairment of Long-Lived Assets

The Company reviews its property and equipment and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. If it is determined that the estimated undiscounted future cash flows are not sufficient to recover the carrying value of the asset, an impairment loss is recognized in the consolidated statement of operations for the difference between the carrying value and the fair value of the asset. As of December 31, 2023 and 2022, management determined that the Company's assets were not impaired.

Revenue Recognition

The Company recognizes revenue from the consulting services. The Company accounts for revenue in accordance with Accounting Standards Codification (ASC) Topic 606 – Revenue from contracts with customers and recognizes revenue when it satisfies a performance obligation in an amount reflecting the consideration to which it expects to be entitled. Consulting services revenues have single performance obligation and are recognized over time as the services are provided to customers. Payments on services provided are due upon receipt and no significant financing is provided to customers. Cash is generally collected prior to revenue recognition and any amounts received for which services have not been provided are deferred and recognized ratably over the term of the service period, which is typically one month.

Advertising

Advertising costs are expensed as incurred. Advertising expenses totaled $1,643 and $1,026 for the year ended December 31, 2023 and the period from inception (January 24, 2022) through December 31, 2022, respectively.

Income Taxes

The Company is a limited liability company and is therefore taxed under the partnership taxation rules of the Internal Revenue Code. In lieu of corporate income taxes, members are taxed on their proportionate share of the Company's net income (loss). Accordingly, no provision or liability for income taxes has been made in the accompanying financial statements. During the year ended December 31, 2023 and the period from inception (January 24, 2022) through December 31, 2022, the Company recognized no adjustments for uncertain tax positions.

Subsequent Events

Management has evaluated events and transactions for potential recognition or disclosure through February 27, 2024, which is the day the financial statements were available to be issued.

2. Going Concern

The financial statements were prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has incurred a net loss in 2022 and net income in 2023. The Company has spent significant money on product development, sales, and marketing efforts and is actively seeking additional funding for future operations. As of February 27, 2024, the Company has no guaranteed income or funding for future operations but does have the ability to receive more member contributions. The Company has stated that it cannot predict what the outcome of the funding and that substantial doubt exists about its ability to continue as a going concern.

There are inherent risks associated with early-stage companies. Such risks include, but are not limited to, the Company's ability to (a) generate sales, (b) attract additional capital in order to finance growth, and (c) successfully compete with other companies having financial, production, and marketing resources significantly greater than those of the Company. Although management believes the Company can achieve profitable operations and obtain revenue and funding, it is uncertain whether such results will be achieved, which raises substantial doubt about the Company's ability to continue operations through at least February 27, 2025. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

There can be no assurance that sufficient funds will be obtained to sustain the current scope of operations. The Company may be forced to reduce the scope of its operations or shut down operations if sufficient financing cannot be obtained.

3. Property and Equipment

Property and equipment consisted of the following as of December 31:

	2023	2022
Computer equipment	$ 1,000	$ -
Less accumulated depreciation	-	-
	$ 1,000	$ -

Depreciation and amortization expense totaled approximately $0 for the year ended December 31, 2023 and the period from inception (January 24, 2022) through December 31, 2022.

4. Intangible Assets

Intangible assets consisted of the following as of December 31:

	2023	2022
Custom software	$ 44,592	$ 8,119
Less accumulated amortization	(1,239)	-
	$ 43,353	$ 8,119

Amortization expense related to definite-lived intangibles assets totaled $1,239 and $0 for the year ended December 31, 2023 and the period from inception (January 24, 2022) through December 31, 2022, respectively.

The future aggregate amounts of amortization expense to be recognized related to definite-lived intangible assets as of December 31, 2023 is as follows:

Year Ending December 31,	Amount
2024	$ 14,864
2025	14,864
2026	13,625
	$ 43,353

5. Accrued Expenses and Accounts Payable

Accrued expenses and accounts payable consisted of the following as of December 31:

	2023	2022
Credit card accrual	$ 23,827	$ 10,541
Accrued interest	246	268
Other	169	-
	$ 24,242	$ 10,809

6. Long-term debt

In September 2022, the Company entered into a $24,845 note payable with a financial institution. The note bears an interest rate of 18% and matures in October 2028. The note is secured by essentially all Company assets and is personally guaranteed by the Company's member. Certain costs were incurred to obtain the note, have been capitalized as debt issuance costs, and are amortized over the life of the note. As of December 31, 2023 and 2022, the note had an outstanding balance, net of unamortized debt issuance costs, of $18,759 and $20,162, respectively.

In February 2023, the Company entered into a $4,800 note payable with a financial institution bearing an interest rate of 8.99% and maturing in February 2026. The Company paid this note payable in full during the year ended December 31, 2023.

Minimum future principal payments and amortization of unamortized debt issuance costs under the Company's note payable for each of the next five years and thereafter are as follows:

Year Ending December 31,	Principal	Debt Issuance Costs
2024	$ 2,438	$ (636)
2025	2,915	(636)
2026	3,485	(636)
2027	4,167	(636)
2028	4,982	(636)
Thereafter	4,364	(412)
	$ 22,351	$ (3,592)